(A) A special meeting of the shareholders of Berger Large Cap Growth Fund ("BLCG", the "Fund") was held on March 7, 2003. Shareholders at the meeting approved the following proposal (certain proposals not applicable to the Fund have been omitted):


PROPOSAL 3:
For shareholders of BLCG, to ratify an interim Investment
Advisory Agreement for the Fund with Janus Capital
Management LLC ("Janus").

					Withheld/	Broker
	For		Against		Abstain		Non-Votes
----------------------------------------------------------------------
BLCG	17,059,647	756,234		500,728		-


(B) A special meeting of the shareholders of the Fund was also held on March 28, 2003. Shareholders at the meeting approved the following proposalS (certain proposals not applicable to the Fund have been omitted):


PROPOSAL 1:
For shareholders of BLCG, to approve an amendment to the charter of the Fund, to decrease the vote required for approval of corporate actions (which otherwise would require approval by a greater proportion of votes) to the affirmative vote of the holders of shares entitled to cast a majority of all votes entitled to be cast on the matter.

					Withheld/	Broker
	For		Against		Abstain		Non-Votes
----------------------------------------------------------------------
BLCG	13,473,537	1,124,915	508,359		3,991,620


PROPOSAL 2:
For shareholders of BLCG, to approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets and all liabilities of the Fund in exchange for Janus Growth and Income Fund shares. The shares so received will be distributed to shareholders of the BLCG, which will be terminated or dissolved as soon as practicable thereafter.

					Withheld/	Broker
	For		Against		Abstain		Non-Votes
----------------------------------------------------------------------
BLCG	13,960,789	714,233		431,789		3,991,620